Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by a director of major subsidiaries of MiX Telematics:

Pursuant to the SENS announcement published on 8 June 2016, shareholders were advised that Stefan Joselowitz had exercised 1 500 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 950 000 of these shares to cover the strike price and resultant tax implications of the transaction. Shareholders are accordingly advised that, to date, Stefan Joselowitz has sold 670 755 shares. Once the sale of the 950 000 is complete, Stefan Joselowitz will have increased his shareholding in MiX Telematics by 550 000 ordinary shares, bringing his total shareholding to 26 342 045.

Name of director:	Stefan Joselowitz
Transaction date:	10 June 2016
Class of securities:	Ordinary shares
Number of securities:	28 620
Price per security:	R2.94
Total value::	R84 142.80
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Transaction date:	13 June 2016
Class of securities:	Ordinary shares
Number of securities:	168 208
Price per security:	R2.86
Total value::	R481 074.88
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Transaction date:	14 June 2016
Class of securities:	Ordinary shares
Number of securities:	473 927
Highest traded price per security:*	R2.85
Weighted average price per security:	R2.82950
Lowest traded price per security:*	R2.80
Total value:	R1 340 976.45
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

Pursuant to the SENS announcement published on 8 June 2016, shareholders were advised that Brendan Horan had exercised 250 000 share options under the Scheme and that the intention was to sell 180 000 of these shares to cover the strike price and resultant tax implications of the transaction. Shareholders are accordingly advised that, to date, Brendan Horan has sold 128 521 shares  Once the sale of the 180 000 shares is complete, Brendan Horan will have increased his shareholding in MiX Telematics by 70 000 ordinary shares, bringing his total shareholding to 466 900.

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	10 June 2016
Class of securities:	Ordinary shares
Number of securities:	7 155
Price per security:	R2.94
Total value:	R21 035.70
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	13 June 2016
Class of securities:	Ordinary shares
Number of securities:	31 792
Price per security:	R2.86
Total value:	R90 925.12
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	14 June 2016
Class of securities:	Ordinary shares
Number of securities:	89 574
Highest traded price per security:*	R2.85
Weighted average price per security:	R2.82950
Lowest traded price per security:*	R2.80
Total value:	R253 449.63
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

17 June 2016

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